                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                         HORIZON GROUP PROPERTIES, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                                     COMMON
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  44041U-10-2
           --------------------------------------------------------
                                 (CUSIP Number)

HOWARD AMSTER, 23811 CHAGRIN BLVD #200, BEACHWOOD OH 44122-5525 (216) 595-1047
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    7/10/98
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   Check the following box if a fee being paid with the statement / /. (A fee is not required only if the reporting person: has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 2 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons
                                HOWARD AMSTER

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                      PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power               37074
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               92232
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power               37074
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               92232
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                      141028
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                       5.09%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                        IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 3 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                             AMSTER TRADING COMPANY

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                       WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                       USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power          83570
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power          83570
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                74943
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                2.71%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 4 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                                 TAMRA F GOULD

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                       PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                       USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 6040
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 6040
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                 2040
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                 .07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                 IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 5 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                               GOULD TRADING COMPANY

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                        WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                        USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 2040
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 2040
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                               2040
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                               .07%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                               CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 6 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
            AMSTER TRADING COMPANY CHARITABLE REMAINDER UNITRUSTS

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                    AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                    USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power               8627
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power               8627
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   8627
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   .31%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 7 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                 HOWARD M AMSTER CHARITABLE REMAINDER UNITRUST

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                      AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power             4600
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power             4600
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                  4600
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                  .17%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                   OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 8 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
            HOWARD AMSTER & TAMRA F GOULD CHARITABLE REMAINDER UNITRUST

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                      AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                 4000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                 4000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    4000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                    .14%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                     OO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 9 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                            PLEASANT LAKE APTS CORP

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                      WO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                    35
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                    35
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    35
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   .00%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 10 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                             RAMAT SECURITIES LTD

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power             29009
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power             29009
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                   29009
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   1.04%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                     BD
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 11 of 19 Pages


-------------------------------------------------------------------------------
 (1) Names of Reporting Person
     S.S. or I.R.S. Identification Nos. of Above
     Persons
                                 JEFFREY SHAFER

-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*
                                      PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
                                      USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                62
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                62
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                    31
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
                                                    /X/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
                                   .00%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
                                    IN
-------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP No. 44041U-10-2                                     Page 12 of 19 Pages

Item 1.  Security and Issuer

Horizon Group Properties, Inc.

Horizon Group Properties, Inc.
5000 Hakes Drive
Norton Shores, MI 49441
Gary J. Skoien, CEO

Item 2.  Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a 99 1/2% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is a 100% owner of Pleasant Lake Apts Corp and as such can be deemed the beneficial owner of such entity and maybe deemed to have shared voting and dispositive power over shares owned by Pleasant Lake Apts Corp.

Howard Amster is a 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. Mr. Amster is not an officer of Ramat Securities Ltd. and does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd.

Howard M. Amster Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Mr. Amster disclaims beneficial ownership of the securities owned by this trust.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust has been 100% funded by Howard Amster. Because he has the right to change the trustee of this trust, he can be deemed to have the right to shared voting and dispositive power over any security owned by the trust. While Mr. Amster receives certain income distributions from the trust during his lifetime, the assets owned by the trust benefits charitable purposes. Both, Mr. Amster and Ms. Gould disclaim beneficial ownership of the securities owned by this trust.

Amster Trading Company Charitable Remainder Unitrusts have been 100% funded by Amster Trading Company. Because Amster Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Company receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts.

Tamra F. Gould is 100% owner of Gould Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Gould Trading Company.

a)       Howard Amster
b)       25812 Fairmount Blvd., Beachwood, Ohio 44122
c)       Present principal occupation-Investment Consultant Everen
         Securities, Inc.-Securities Brokerage Firm 23811 Chagrin Blvd, Suite 200 Beachwood, Ohio 44122
d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.
f)       USA

a)       Tamra F. Gould
b)       25812 Fairmount Blvd, Beachwood, Ohio 44122.
c) Present principal occupation-Securities Trader Tamar Securities, Inc., a Broker Dealer 25812 Fairmount Blvd., Beachwood, Oh 44122
d) Tamra F. Gould has not been convicted in any criminal proceedings (excluding traffic violations or simialar misdemeanors, if any) within the last five years.
e) Tamra F. Gould has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.
f)       USA

Amster Trading Company
25812 Fairmount Blvd
Beachwood, Ohio 44122
Investments
d) Neither the officers, directors, or shareholders of Amster Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the officers, directors, or shareholders of Amster Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Amster Trading Company Charitable Remainder Unitrusts
22674 Halburton Road
Beachwood, Ohio 44122
Charitable Remainder Unitrusts
d) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainder Unitrusts have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard M. Amster Charitable Remainder Unitrust
22674 Halburton Road
Beachwood, Ohio 44122
Charitable Remainder Unitrust

d) Neither the trust or the trustee of the Howard M Amster Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trust or the trustee of the Howard M Amster Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust
22674 Halburton Road
Beachwood, Ohio 44122
Charitable Remainder Unitrust
d) Neither the trust or the trustee of the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the trust or the trustee of the Howard Amster and Tamra F. Gould Charitable Remainder Unitrust have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Pleasant Lakes Apts Corp
25812 Fairmount Blvd
Beachwood, Ohio 44122
Investments
d) Neither the officers, directors, or shareholders of Pleasant Lake Apts Corp have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the officers, directors, or shareholders of Pleasant Lake Apts Corp have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd
23811 Chagrin Blvd Suite 200
Beachwood, Ohio 44122
Broker Dealer
d) Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.
e) Neither the members or unitholders of Ramat Securities Ltd have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of
         Schedule 13D within the last five years.

a)       Jeffrey Shafer
b)       3289 Stockholm Road, Shaker Heights, Ohio 44120
c)       Present Principal occupation-Mortgage Banker
         J S Multi Capital,
         Mortgage Banking
         3690 Orange Place #12
         Cleveland, Ohio 44122
d) Jeffrey Shafer has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

e) Jeffrey Shafer has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13d within the last five years.
f)       USA

Item 3.  Source and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all the Horizon Group Properties, Inc. with personal funds without borrowing. The total consideration of the purchases is $245,240.16.

Gould Trading Company purchased all the Horizon Group Properties, Inc. with working capital without borrowing.
The total consideration of the purchases is $13,132.50.

Howard Amster and Jeffrey Shafer purchased all the Horizon Group Properties, Inc. with personal funds without borrowing.
The total consideration for the purchases is $399.13.

Amster Trading Company purchased all the Horizon Group Properties with working capital without borrowing.
The total consideration for the purchases is $465,905.30.

Amster Trading Company Charitable Remainder Unitrusts purchased all the Horizon Group Properties, Inc. with trust assets without borrowing.
The total consideration for the purchases is $56,172.56.

Howard M. Amster Charitable Remainder Unitrust purchased all Horizon Group Properties, Inc. with trust assets without borrowing.
The total consideration for the purchases is $31,061.19.

Howard Amster and Tamra F. Gould Charitable Remainder Unitrust purchased all Horizon Group Properties, Inc. with trust assets without borrowing. The total consideration for the purchases is $26,234.30.

Pleasant Lakes Apts Corp. purchased all Horizon Group Properties with working capital without borrowing.
The total consideration for the purchases is $225.31.

Ramat Securities Ltd. purchased all Horizon Group Properties with working capital without borrowing.
The total consideration for the purchases is $180,681.63.

Item 4.  Purpose of Transaction.

Howard Amster, Amster Trading Company, Gould Trading Company, Amster Trading Company Charitable Remainder Unitrusts, Howard M. Amster Charitable Remainder Unitrust, Howard Amster and Tamra F. Gould Charitable Remainder Unitrust, Pleasant Lake Apts. Corp., Ramat Securities Ltd., Jeffrey Shafer acquired their shares for purposes of investment.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting persons might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries

c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

e) Any material change in the present capitalization or dividend policy of the issuer;

f) Any other material change in the issuer's business or corporate structure;

g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)       Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 160,355 shares or 5.78% of the outstanding shares.

         Howard Amster in his own name and individual retirement accounts owns 37,039 shares or 1.34% of the outstanding shares.

         Gould Trading Company owns 2,040 shares or .07% of the outstanding shares.

         Howard Amster and Jeffrey Shafer as tenants in common own 62 shares or .00% of the outstanding shares.
         Howard Amster disclaims ownership of 1/2 of these shares.
         Jeffrey Shafer disclaims ownership of 1/2 of these shares.

         Amster Trading Company owns 74,943 shares or 2.71% of the outstanding shares.

         Amster Trading Company Charitable Remainder Unitrusts owns 8,627 shares or .31% of the outstanding shares.

         Howard M Amster Charitable Remainder Unitrust owns 4,600 shares or .17% of the outstanding shares.

         Howard Amster and Tamra F. Gould Charitable Remainder Unitrust owns 4,000 shares or .14% of the outstanding shares.

         Pleasant Lakes Apts Corp owns 35 shares or .00% of the outstanding shares.

         Ramat Securities Ltd owns 29,009 shares or 1.04% of the outstanding shares.

c)


Name                    Date      Shares    Price    Where and How                        Executed by
Howard Amster           6/19/98      434    6.4375   Spinoff from Horizon Group
Howard Amster IRA       6/19/98    15323    6.4375   Spinoff from Horizon Group
                        7/1/98     13525    8.7187   Over the Counter/Open Mkt         Everen Securities
                        7/6/98      7757    6.75     Over the Counter/Open Mkt         Everen Securities
Gould Trading Co        6/19/98     2040    5.4375   Spinoff from the Horizon Group
H Amster/Jeff Shafer    6/19/98       62    6.4375   Spinoff from the Horizon Group
Amster Trading Co       6/19/98      299    6.4375   Distribution from Prime Series B Pr
                        6/19/98     4852    6.4375   Spinoff from Horizon Group
                        7/10/98    69792    6.1792   Over the Counter/Open Mkt         Everen Securities
Amster Trading Co       6/19/98     6752    6.4375   Spinoff from Horizon Group
Charitable Remainder    7/1/98      1875    6.7167   Over the Counter/Open Mkt         Everen Securities
Unitrusts
Howard M Amster         7/1/98      4600    6.7187   Over the Counter/Open Mkt         Everen Securities
Charitable Remainder
Unitrust
H. Amster & T. Gould    6/19/98     1045    6.4375   Spinoff from Horizon Group
Charitable Remainder    6/30/98      712    6.625    Over the Counter/Open Mkt         Everen Securities
Unitrust                7/6/98      2243    6.75     Over the Counter/Open Mkt         Everen Securities
Pleasant Lake Apts      6/19/98       35    6.4375   Spinoff from Horizon Group
Corp
Ramat Securities Ltd    6/18/98       28    5.9375   Over the Counter/Open Mkt         Instinet
                        6/19/98     3770    6.4375   Spinoff from Horizon Group
                        7/10/98    25000    6.1792   Over the Counter/Open Mkt         Everen Securities
                        7/13/98      211    6        Over the Counter/Open Mkt         Instinet


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth in items 2, 3, 5 above.

Item 7.  Material to be Filed as Exhibits.

         Agreement between Howard Amster and Tamra F. Gould concerning this
         Schedule 13D.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date:    7/20/98

         /s/                                      /s/
         Howard Amster                            Howard M. Amster Charitable
                                                  Remainder Unitrust

         /s/                                      /s/
         Amster Trading Company                   Howard Amster & Tamra F.
                                                  Gould Charitable Remainder
                                                  Unitrust


         /s/                                      /s/
         Tamra F. Gould                           Pleasant Lake Apts Corp


         /s/                                      /s/
         Gould Trading Company                    Ramat Securities Ltd


         /s/                                      /s/
         Amster Trading Company                   Jeffrey Shafer
         Charitable Remainder
         Unitrusts


------------------------------------------------------------------------------

                                    AGREEMENT

Howard Amster and Tamra F. Gould hereby agree that the Schedule 13D to which this Agreement is attached as an exhibit is filed on behalf of each of them.

Date                                    /s/
                                        -----------------------------
                                        Howard Amster


                                        /s/
                                        -----------------------------
                                        Tamra F. Gould